

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2019

Andrew Hagopian, III, Esq.
Secretary
MGM Growth Properties Operating Partnership LP
6285 S. Rainbow Blvd., Suite 500
Las Vegas, Nevada 89118

> **Re: MGM Growth Properties Operating Partnership LP**
> **Registration Statement on Form S-4**
> **Filed November 25, 2019**
> **File No. 333-235232**

Dear Mr. Hagopian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at (202) 551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rod Miller